FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1         Name and Address of Company

Gammon Lake Resources Inc.
1601 Lower Water Street, Summit Place
Suite 402, PO Box 2067
Halifax, Nova Scotia B3J 2Z1

Item 2         Date of Material Change

September 8, 2006

Item 3         News Release

The press release attached as Schedule A was released over Canada NewsWire on September 8, 2006

Item 4         Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5         Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6         Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7         Omitted Information

Not applicable.

Item 8         Executive Officer

Bradley H. Langille
Chief Executive Officer
Gammon Lake Resources Inc.
Tel: 902-468-0614

Item 9         Date of Report

September 8, 2006

Gammon Lake Resources Inc.
1601 Lower Water Street, Suite 402, Summit Place, PO Box 2067, Halifax, NS B3J 2Z1
Tel: 902-468-0614, Fax: 902-468-0631, Website: www.gammonlake.com
TSX: GAM / AMEX: GRS / BSX: GL7

PRESS RELEASE

Halifax, September 8, 2006

Gammon Lake to Expand Heap Leach Crushing Facility

Gammon Lake Resources Inc. ("Gammon Lake") (TSX:GAM and AMEX:GRS) is pleased to announce the expansion of the Open-Pit crusher and heap leach facility at the Company's Ocampo gold-silver project located in Chihuahua, Mexico. The Company has requested Kappes Cassiday and Associates ("KCA") to engineer and construct the expansion of the Open-Pit crushing facility at Ocampo.

"Since commencement of Open-Pit operations on January 3, 2006 the Company continues to outperform the Feasibility Study projected mining levels and overwhelm the crushing facilities. Over the past 8 months the Company has evaluated operations and sees the opportunity to increase gold and silver production by expanding the crusher capacity. The Company feels it will be more cost effective to commence the expansion before the mill construction workers involved leave site. This expansion will increase the Company's production profile", stated Brad Langille, CEO. "We are capitalizing on the opportunity created by a larger reserve and lower strip ratio."

KCA is completing the final engineering of the addition of one more cone crusher which will add in excess of 1,500 tonnes per day crushing capacity at the Ocampo heap leach. This additional cone crusher has now been procured and is currently on site at Ocampo. The total cost of the expansion is approximately US$2.5 million. The Company is completing detailed engineering leading to construction. The addition of this cone crusher should increase the Company's targeted production for 2007 to 480,000 gold equivalent ounces from both the Ocampo and El Cubo projects (285,066 gold ounces and 12,565,359 silver ounces), based on the tonnage, grade and recovery rates estimated in the Company's Feasibility Study for the Ocampo project. The Company expects the heap leach crusher expansion project to be completed by February 2007.

Commissioning of the Ocampo Mill

KCA has completed testing of all components of the Ocampo mill through the grinding circuit all the way to producing a dry stacked tail. Over the next several days the Company expects to produce a gold and silver rich solution for processing at their mill facility Merrill Crowe Plant. The precipitation will then be poured into gold-silver bars. Mill production will proceed through a ramp up as the Company prepares for full commercial production before year end.

Gammon Lake's August Mine Production

The commissioning of the Ocampo Open-Pit crusher and heap leach facility is proceeding and production for the month of August was reduced due to shut down to make modifications in order to increase throughput. During this period the Company opted to perform a one week maintenance shut down of the crushing facility in order to perform modifications to allow the crusher to run at its full capacity as the Company completes its commissioning phase, and nears full commercial production. The Ocampo Open- Pit ore was stockpiled during maintenance shut down.

The following table demonstrates the combined realized production for the month of August from Gammon Lake's Ocampo and El Cubo Mines as the Company continues to ramp up to full production. Once accomplished, full production is expected to measure more than 400,000 gold equivalent ounces from both the Ocampo and El Cubo projects (235,600 ounces of gold and 10,500,000 ounces of silver), based on the tonnage, grade and recovery rates estimated in the Company's Feasibility Study for the Ocampo project. Gammon Lake is on schedule to achieve this production rate by the end of the 2006 calendar year.

August 2006 Gold-Silver Production
	Ocampo	El Cubo	Combined
Gold (oz)	2,894	3,168	6,062
Silver (oz)	64,099	105,592	169,691
Gold Equivalent (1) (oz)	4,103	5,201	9,303

  Gold equivalent values are based on actual gold and silver prices realized upon sale and the sale of dore bars which are recorded at the time of shipping to the third-party refinery. Revenue from the sale of dore may be subject to adjustment upon final settlement of estimated metal prices, weights and assays

Gammon Lake's management will continue to provide monthly production reports from Ocampo and El Cubo to keep shareholders abreast of progress as the Company continues to ramp up to full production at each property.

About Gammon Lake

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration and mining Company with properties in Mexico. The Company's flagship Ocampo Project is now in production and Gammon Lake is moving toward becoming a mid-tier gold and silver producer in 2006. Gammon Lake also owns the El Cubo Mine, by virtue of having acquired 100% of Mexgold Resources Inc. Following a US $40 million increase in its credit facility and influx of C $36 million from the combination with Mexgold Resources, Gammon Lake remains 100% unhedged and fully financed to achieve full production at Ocampo and El Cubo within the 2006 calendar year.

The qualified person responsible for all technical data reported in this news release is John C. Thornton, Chief Operating Officer. Third party analytical work was performed by ALS Chemex of Vancouver and Florin Laboratories in Reno, Nevada, employing conventional fire assay analysis techniques. For further information please visit the Gammon Lake website at www.gammonlake.com or contact:

Bradley H. Langille	Jodi Eye
Chief Executive Officer	Investor Relations
Gammon Lake Resources Inc.	Gammon Lake Resources Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in Gammon Lake's Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Lake, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake Resources, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Lake's Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Lake does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

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